EXHIBIT 77C

Submission of Matters to a Vote of Security Holders

A special meeting of shareholders of Cutler Equity
Income Fund (re-named Cutler Core Fund effective
December 20, 1999) (the "Fund") was held on
December 20, 1999 for the following purpose:

1. To approve the modification of the Fund's investment objective and to effective corresponding revisions of the Fund's investment policies.

The proposal was approved by a majority of the voting
Securities of the Fund.